UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 5, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com

For immediate release

METHANEX’S NEW CHILE IV PLANT REACHES 85% PRODUCTION; UPDATE ON GAS RESTRICTIONS

July 4, 2005

Methanex announces that its new 840,000 tonnes per year Chile IV methanol plant has reached its “technical production” milestone. This means that the plant produced on-specification methanol at a rate of 85% of its design capacity.

Methanex’s President and C.E.O., Mr. Bruce Aitken, commented, “Increased quantities of natural gas delivered to our Chilean methanol facilities over the past week have enabled us to re-start our new Chile IV plant and we are happy to announce that it reached technical production over this past weekend. This is an important operational milestone and we are working hard to ensure that it will continue to operate well and pass its other contractual performance tests.”

Mr. Aitken added, “We are pleased that gas restrictions to our production hub in Chile have eased as this provides us with more operational flexibility for the entire site. However, this remains a very dynamic situation. We continue to work closely with our gas suppliers, the governments of Chile and Argentina and other key stakeholders in order to identify both short and long term solutions to our gas supply situation in Chile.”

Since curtailments to Methanex began in mid-June of 2005, they have ranged widely, from days when substantially all of the nominated gas was received, to other days when more than half of the gas was diverted. At the time of this release, the site is operating at a rate of approximately 7,400 tonnes per day compared to a total production capacity (including Chile IV) of 10,500 tonnes per day. The average production rate since commencement of curtailments in mid-June through July 3, 2005 is 6,800 tonnes per day.

Mr. Aitken concluded, “During the second quarter we lost approximately 45,000 tonnes of production (excluding Chile IV). To date the production losses in Chile have not impacted our ability to supply our customers. We are working very hard to ensure that our customers continue to receive the quantities of methanol that they require. We will provide a full update on this situation at our second quarter conference call.”

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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For further information, contact: Wendy Bach Director, Investor Relations Tel: 604-661-2600
Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to our publicly available documents filed from time to time with securities commissions.